                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             JOHN H. HARLAND COMPANY

                                (Name of Issuer)

                          Common Stock, $1.00 Par Value

                         (Title of Class of Securities)

                                    412693103

                                 (CUSIP Number)

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


------------------------

* A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
    Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 412693103


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
          to Items 2(d) or 2(e)      [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                             1,301,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                              1,301,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                       1,301,000

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*    [ ]

13       Percent of Class Represented By Amount in Row (11)
                                    4.20%

14       Type of Reporting Person*
                  OO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 421693103


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                             1,301,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                       1,301,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                       1,301,000

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*     [ ]

13       Percent of Class Represented By Amount in Row (11)
                        4.20 %

14       Type of Reporting Person*
                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 412693103


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)      [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                               1,301,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                         1,301,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                         1,301,000

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         [ ]

13       Percent of Class Represented By Amount in Row (11)
                      4.20%

14       Type of Reporting Person*
                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 412693103


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)    [ ]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                0

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         [X]

13       Percent of Class Represented By Amount in Row (11)
                                0%

14       Type of Reporting Person*

                  OO, IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 412693103


                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of John H. Harland Company (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated September 19, 1996 (the "Initial Statement") filed by one of the Reporting Persons and Amendment No. 2 thereto dated January 1, 1997 filed by the Reporting Persons, (collectively, the "Initial Statement"). This Amendment No. 2 is being filed by the Reporting Persons to report that, as a result of recent dispositions of Shares, the Reporting Persons may no longer be deemed the beneficial owners of more than 5% of the outstanding Shares. Capitalized terms used herein but not defined shall have the respective meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

                  The third paragraph of Item 2 is amended and supplemented as follows:

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D, as applicable, is a list of the Managing Directors of SFM LLC.

Item 5.  Interest in Securities of the Issuer.

                  (a)(i) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of 1,301,000 Shares (approximately 4.20% of the total number of Shares outstanding), consisting of 1,301,000 Shares held for the account of Quantum Partners. There are presently no Shares held for the account of Quota.

                    (ii) Duquesne LLC may no longer be deemed the beneficial owner of any Shares, as there are presently no Shares held for the accounts of the Duquesne LLC Clients.

                   (b) Pursuant to the terms of the contracts between Quantum Fund and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power and Mr.
Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 1,301,000 Shares held for the account of Quantum Partners.

                   (c) Except as disclosed in Annex C, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since February 14, 1997 (60 days prior to the date hereof) by any of the Reporting Persons, Quantum Partners, Quota or the Duquesne LLC Clients. All of the transactions listed in Annex C were executed in routine brokerage transactions on the New York Stock Exchange.

                   (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

                   (e)     Not applicable.

                                  SCHEDULE 13D

CUSIP No. 412693103


Item 7.  Material to be Filed as Exhibits.


                   A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                   B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                   C. Joint Filing Agreement dated January 1, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller and Duquesne Capital Management, L.L.C. (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 15, 1997                       SOROS FUND MANAGEMENT LLC


                                            By: /s/ Michael C. Neus
                                                    Michael C. Neus
                                                    Assistant General Counsel


                                            GEORGE SOROS


                                            By: /s/ Michael C. Neus
                                                    Michael C. Neus
                                                    Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By: /s/ Michael C. Neus
                                                    Michael C. Neus
                                                    Attorney-in-Fact


                                            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                            By: /s/ Gerald Kerner
                                                    Gerald Kerner
                                                    Managing Director

                                     ANNEX A

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

                               Scott K. H. Bessent
                               Walter Burlock
                               Jeffrey L. Feinberg
                               Arminio Fraga
                               Gary Gladstein
                               Ron Hiram
                               Robert K. Jermain
                               David N. Kowitz
                               Alexander C. McAree
                               Paul McNulty
                               Gabriel S. Nechamkin
                               Steven Okin
                               Dale Precoda
                               Lief D. Rosenblatt
                               Mark D. Sonnino
                               Filiberto H. Verticelli
                               Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

      (a) none of the above persons holds any Shares; and

      (b)  none  of  the  above   persons  has  any   contracts,   arrangements,
      understandings or relationships with respect to any securities of the Issuer.

                                     ANNEX C


       Recent Transactions in the Common Stock of John H. Harland Company




        For the Account of           Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
        ------------------           -------------------   ---------------------   ----------------       ---------------

QUANTUM PARTNERS LDC(1)                    04/07/97             Disposition             16,700               $23.761
                                           04/08/97             Disposition             73,300                23.196
                                           04/08/97             Disposition              6,800                23.197
                                           04/08/97             Disposition             84,700                23.196
                                           04/08/97             Disposition              3,400                23.191
                                           04/09/97             Disposition             50,000                23.314
                                           04/10/97             Disposition             68,300                23.455
                                           04/10/97             Disposition              9,000                23.456
                                           04/11/97             Disposition             42,900                22.521
                                           04/11/97             Disposition              4,800                22.521
                                           04/14/97             Disposition             29,000                22.193
                                           04/14/97             Disposition            105,300                22.194
                                           04/14/97             Disposition             14,700                22.194

1    Transactions effected at the direction of SFM LLC.




        For the Account of           Date of Transaction   Nature of Transaction    Number of Shares       Price Per Share
        ------------------           -------------------   ---------------------    ----------------       ---------------

QUOTA FUND N.V(2)                          02/28/97             Purchase                14,200               $30.542
                                           03/31/97             Disposition              4,800                24.358
                                           03/31/97             Disposition             22,100                24.358
                                           03/31/97             Disposition             19,800                24.424
                                           03/31/97             Disposition             14,200                24.424

2   Transactions effected at the direction of Discovery Management, L.P.



        For the Account of           Date of Transaction   Nature of Transaction   Number of Shares       Price Per Share
        ------------------           -------------------   ---------------------   ----------------       ---------------

DUQUESNE LLC CLIENTS(3)                    03/11/97             Disposition             25,000               $29.939
                                           03/12/97             Disposition            136,300                29.818
                                           03/13/97             Disposition             24,300                29.442

3    Transactions effected at the direction of Duquesne LLC.